Exhibit 12.1

Equinix, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,
	2002	2003	2004	2005	2006
Earnings:
Net loss before income taxes and cumulative effect of a change in accounting principle	$(21,618)	$(84,171)	$(68,478)	$(42,069)	$(6,334)

Fixed charges:
Interest expense	35,098	20,512	11,496	8,880	14,875
Interest factor on operating leases	7,558	8,594	9,251	8,828	8,516

Subtotal	42,656	29,106	20,747	17,708	23,391

Total Earnings	$21,038	$(55,065)	$(47,731)	$(24,362)	$17,057

Fixed Charges:
Fixed charges:
Interest expense	$35,098	$20,512	$11,496	$8,880	$14,875
Capitalized interest	124	—	—	—	1,575
Interest factor on operating leases	7,558	8,594	9,251	8,828	8,516

Total Fixed Charges	$42,780	$29,106	$20,747	$17,708	$24,966

Ratio of Earnings to Fixed Charges (1)	1.0:2.0	—	—	—	1.0:1.5

Coverage Deficiency (1)	$—	$(84,171)	$(68,478)	$(42,069)	$—

(1)	Earnings were inadequate to cover fixed charges for all periods presented except for the years ended December 31, 2002 and 2006. As a result, the coverage deficiency is provided for all periods presented in which earnings were inadequate to cover fixed charges.